FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 17, 2007

BIOMIRA INC.
(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☒
(for past years ending in calendar year 1996)	(commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On October 12, 2007, Biomira Inc. (“Biomira”) filed with the System for Electronic Document Analysis and Retrieval in Canada (“SEDAR”) the following document, which relates to the transcript and slides of a presentation made to the Bio InvestorForum 2007, by Robert Kirkman, M.D., Biomira’s President and Chief Executive Officer. A copy of the presentation transcript and accompanying slides are attached to this report as Exhibit 1.

EXHIBIT INDEX

Exhibit Number	Description of Document

1

Presentation transcript and accompanying slides made to the Bio InvestorForum 2007, which is incorporated by reference from Biomira Inc. and Oncothyreon Inc.’s Rule 425 submission filed with the Securities and Exchange Commission on October 11, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: October 17, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer